Exhibit 12.1
Transocean Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Pro Forma (d)
	Six Months	Year Ended	Based on Actuals
	June 30,	December 31,	Six Months Ended June 30,		Years Ended December 31,
	2006	2005	2006	2005	2005	2004	2003	2002	2001
Earnings:
Income (loss) from continuing operations before income taxes, minority interest and cumulative effect of changes in accounting principles	$485	$688	$542	$435	$802	$240	$22	$(2,489)	$332
Less:
Equity in earnings in unconsolidated affiliates	3	10	3	7	10	9	5	8	17
Capitalized interest	2	—	2	—	—	—	—	—	35
Add:
Distribution of earnings in unconsolidated affiliates	—	3	—	3	3	11	3	11	41
Fixed charges (see below)	108	236	51	69	122	186	220	230	293
Amortization of capitalized interest	6	12	6	6	12	12	12	12	11

Earnings as adjusted	$594	$929	$594	$506	$929	$440	$252	$(2,244)	$625

Fixed Charges:
Estimated interest portion of rent (a)	5	11	5	6	11	14	18	18	34
Interest expense, net of capitalized interest and including amortization of debt expense and debt discount or premium	101	225	44	63	111	172	202	212	224
Capitalized interest	2	—	2	—	—	—	—	—	35

Total fixed charges	$108	$236	$51	$69	$122	$186	$220	$230	$293

Ratio of earnings to fixed charges (b)	5.50	3.94	11.65	7.33	7.61	2.37	1.15	(c )	2.13

(a)	Interest is estimated to be approximately 35% of rent expense.

(b)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, “earnings” consist of income (loss) from continuing operations before income taxes plus fixed charges, distributed earnings of unconsolidated affiliates and amortization of capitalized interest, less capitalized interest and undistributed equity in earnings of unconsolidated affiliates. “Fixed charges” consist of interest expense, capitalized interest, amortization of debt discount or premium and an estimate of the interest expense within rental expense.

(c)	Total fixed charges exceed total adjusted earnings available for payment of fixed charges by $2,474 million. Total adjusted earnings available for payment of fixed charges include $2,876 million goodwill impairment charge.

(d)	The pro forma ratio reflects the issuance of the floating rate notes offered hereby and assumes that said notes had been issued as of January 1, 2005.